SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

NEWS RELEASE

For Further Information:

Juan Diuana	Lucia Domville
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(201) 499-3548
(56 2) 707-8710	Email: lucia.domville@citigatefi.com
Email: juan.diuana@masisa.com
Internet: www.masisa.com

MASISA S.A. ANNOUNCES THE RESULTS OF ITS ANNUAL ORDINARY
SHAREHOLDERS’ MEETING HELD ON APRIL 21, 2004

(Santiago, Chile, April 22, 2004) - Masisa S.A. (NYSE: MYS), Latin America’s leading particle board, MDF and OSB manufacturer, announced today the results of its annual shareholders’ meeting held in Valdivia, Chile on April 21, 2004.

The shareholders approved the following items:

1. To elect Mr. Julio Moura, Mr. Gonzalo Zegers Ruiz-Tagle, Mr. Patrick Nielson, Mr. Jorge Carey Tagle, Mr. Ronald Degen, Mr. Isidoro Palma Penco and Mr. Ignacio Guerrero Gutiérrez as the members of the Company’s Board of Directors for the next 3 years.

2. To distribute a definitive dividend of US$0,004141098 per common share, representing approximately US$US$0,12423294 per ADS, payable in Chilean pesos according to the “dólar observado” rate published in the “Diario Oficial” of May 7, 2004, payable on May 12, 2004 to the shareholders as of record date May 6, 2004.

3. A dividend policy for future fiscal years to distribute a dividend of not less than 30% and not more than 50% of the net profits of the respective fiscal year.

4. To designate PricewaterhouseCoopers as external auditors for fiscal year 2004.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in Latin America of MDF, OSB and particle boards. The Company owns and operates MDF and particle board facilities in Chile and Argentina; MDF and OSB facilities in Brazil; and particle board facilities in Mexico. Masisa is the leading producer and distributor of the wood board market in Chile and Argentina, and one of the three most important participants in Brazil and Mexico. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.